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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 1-13123
                             CUSIP Number: 59132418


(Check  One):  /X/ Form 10-K   / / Form  11-K    / / Form  20-F
              / / Form,  10-Q  / / Form N-SAR

      For Period Ended: December 31, 2001
      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR


      For the Transition Period Ended:
                                      ----------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant

      Metals USA, Inc.

Former Name if Applicable

      N/A

Address of Principal Executive Office  (STREET AND NUMBER)

      Three Riverway, Suite 600

City, State and Zip Code

      Houston, Texas 77056


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PART II - RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      The registrant filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case") on November 14, 2001 (the "Filing Date"). The added burdens related to the Case, coupled with changes in personnel, have resulted in a delay in the completion of the financial statements and related notes. The registrant continues to operate its business and manage its property as debtor-in-possession under sections 1107(a) and 1108 of Title 11 of the United States Code (the "Bankruptcy Code").

      Since the Filing Date, the accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues, including updating the registrant's strategic business plan and responding to numerous requests for information from various constituencies in the reorganization cases, including pre-petition secured lenders, post-petition secured lenders and the Official Committee of Unsecured Creditors. In addition, the registrant's financial and accounting staff have had the primary responsibility for preparing the Schedules of Assets and Liabilities and Statement of Financial Affairs for each of the forty-four (44) entities which is a debtor in the Case. Further, recent operational decisions made by management and the Board of Directors have impacted certain reporting requirements under the Securities Act of 1934 and Regulation S-X. Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.

PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:
                                  Terry Freeman
                                 (713) 965-0990



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      (2) Have all other periodic reports under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /X/ Yes / / No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The current reporting period (the year ended December 31, 2001) reflects an operating loss of $385.3 million, versus an operating profit of $71.4 million for the prior year. Included in the operating loss of the current year is an asset impairment charge related to Goodwill and Property & Equipment in the amount of $379.7 million before taxes versus no impairment charge in the prior year.

METALS USA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 2002                   By: /s/ TERRY L. FREEMAN
                                          ----------------------------------
                                          Name:  Terry L. Freeman
                                          Title: Vice President and Chief
                                                    Accounting Officer




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